INVEST IN **UNCLE WAITHLEY'S BEVERAGE COMPANY**

Elevating the Adult Non-Alcoholic Beverage Market with Caribbean Flavors & Artisanal Craftsmanship


UNCLE
WAITHLEY'S
GINGER BEER
SCOTCH BONNET
UNCLE
WAITHLEY'S

unclewaithleys.com New York, NY

Highlights

1. Over 400,000 bottles sold since launch less than 4 years ago
2. Added 350+ on- and off-premise accounts since April
3. 166 new Whole Foods stores aboard since June 2025
4. Created by Yale-educated serial entrepreneur and renown mixologist Karl Franz Williams.
5. One of the only NA beverages with Scotch Bonnet pepper.
6. Whole Foods is an equity investor in our brand.
7. Selected for UNFI's UpNext program, opening access to 30,000+ accounts.
8. One of four ginger sodas leading the Ginger Beer revival (WSJ).

Featured Investor

Steven Olson
Syndicate Lead

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Invested $205,000

beveragealcoholresource.com

"I am a firm believer in Uncle Waithley's for a number of reasons. First of all, as a consultant and educator, I have empowered many with the techniques needed to properly evaluate and blind taste... And this non alcohol liquid is the real deal. In addition, this is an authentic story, truly made from a family recipe

with deep roots in the Caribbean, and represents what ginger beer is supposed to be. As a black owned and powered business, built from the ground up, supportive of —and supported by —the community, the success of this business is absolutely integral to that very same community. Perhaps most important to me, however, as a professional in this industry, as well as an investor, is my deep faith in my close friend and business associate Karl Williams. I believe in Karl. I have known him and worked with him for almost 20 years. I also believe in Karl's team, as they are professionals at the very highest level, and they are each deeply committed to this project. I have no question in my mind that the growth you are reading about will only continue to expand exponentially, as we continue to see it not only on the shelves of great retailers like Whole Foods, but in the most important cocktail bars in the US...and one day soon, across the globe. I personally and professionally am deeply committed to this project as well, and look forward to welcoming you as an investor with me, and with others, who have joined in this incredible adventure."

Team



Karl Williams Founder and CEO

Yale Grad 25+ Year's in Beverage, including in Brand Management, Marketing, and Innovation at P&G and Pepsi Renown mixologist and spirits educator - founded 67 Orange Street - Esquire's Top 27 Bars in America 2021 and World's 50 Best Discovery



Monica Freeman-Greene VP, Organizational Strategy

15+ years in HR & executive management



Michael McConnell Director of Marketing + Culture

Award winning marketing professional with 15+ years marketing experience via Belvedere, Heineken and Text-To-Pledge



Scott Parker Co-founder and Advisor

30+ years growth marketing experience PepsiCo, ESPN, DripDrop, XFL

Get Ready to "Spice Up Your Vibe" with Uncle Waithley's Vincy Brew


Mineral Water for Enhanced Flavor
All Natural Fresh Ingredients
Uncle Waithley's™
"Vincy" Brew
Ginger Beer
Made with Scotch Bonnet Pepper
Sparkling
Peruvian Organic Ginger
Authentic & Unique Caribbean Flavors
Crafted by Real Bartenders

We are Uncle Waithley's Vincy Brew - A groundbreaking line of Caribbean flavored adult non-alcoholic beverages, crafted by expert bartenders with authentic flavors, fresh natural ingredients, and Scotch Bonnet pepper—designed to elevate cocktails and non-alcoholic drinks alike. You could call us a ginger beer and we wouldn't mind at all. But we are also so much more...


Our Founder: Uncle Waithley's Grandson and Bar Industry Icon
KARL FRANZ WILLIAMS
Trained at P&G and Pepsi
Founded the Harlem Specialty Coffee and Craft Cocktail Scene
Founded highly regarded Cocktail Bars with major accolades:
Esquire's Top 27 Bars in America (2021)
TimeOut's 50 Best Bars in NYC (2023)
Condé Nast's Top 13 Restaurants in Connecticut (2023)
Condé Nast's 26 Best Bars in New York City (2024)
Expert Bartender and sought after Speaker

The brand was developed by founder and CEO Karl Franz Williams—an award-winning mixologist and entrepreneur with a track record of innovation and success.


The Legacy of Uncle Waithley
UNCLE WAITHLEY
Uncle Waithley, a ginger farmer in St. Vincent, lived to 100 years old, dedicating his life to the land. He passed down a deep respect for natural herbs, roots, and fruits to his son, Waithley Lionel, and grandson, Karl Franz Williams.
In his honor, Uncle Waithley's is committed to sourcing the best natural ingredients and partnering with organizations like the Richmond Vale Academy to support local farmers, regenerative farming, and a circular economy.

Karl likes to say that this brand is so much bigger than him. It's a tribute to his family and culture. Lessons learned from his grandfather and passed down through his father are at the heart of this brand. "I couldn't be prouder to have my Grandfather's name on our bottle" - Karl Franz.


The Opportunity
With ANA sales up $176 million vs last year (+27.2%) the category is on fire!
Functional Beverages
+54%
to $9.2B
2020 to 2024
Non-Alcoholic Beverage Category Riding a Wave Of Innovation
Adult Non-Alchoholic Beverages (ANA) Sales
$823M
in 2024
Premium Mixers
+22%
Growth

The non-alcoholic beverage market is experiencing explosive growth, creating a massive opportunity for premium, craft drinks.


The Opportunity
Millennials and Gen Z are looking for authentic stories


86%
of people say
authenticity
matters when
deciding which
brands to
support.

This growth is driven by Millennials and Gen Z consumers who are drinking less alcohol. These consumers have particular motivations, including actively seeking brands with real stories and cultural authenticity.


THE OPPORTUNITY
but the Beverage Market Lacks an Authentic Caribbean Brand
J SLY COOL DOWN SPOT
UNCLE
WAITHLEY'S

Unfortunately, there are very few beverage brands on the market today that are rooted in authentic Caribbean culture and showcase many of the unique flavors which are celebrated in the Islands.


THE OPPORTUNITY
while Caribbean Culture is in the Spotlight
#1
restaurant
in NYC
TATIANA
NOTES FROM A YOUNG BLACK CHEF
KWAME ONWUACHI
JOSHUA DAVID STEIN
FORBES:
The Global
Flavors Taking
Center Stage
SAVORING THE FUTURE
TOP FLAVOR TRENDS
2024
T. HASEGAWA
#1
coolest
neighborhood
in the world
TimeOut
Flatbush is one of the coolest neighborhoods in the world
This Brooklyn enclave, known as Little Caribbean, is chock full of awesome shops and restaurants.

This is particularly surprising, because Caribbean culture is having it's moment. These flavors and culture are trending in the culinary and beverage space and driving success for those that embrace them.


THE SOLUTION
UNCLE
WAITHLEY'S
"Vincy" Brew
GINGER BEER
VINTAGE
CRAFTED
A "VIBE"
SUSTAINABLE



So we launched Uncle Waithley's Vincy Brew - to celebrate and showcase authentic Caribbean flavors in beverage. Four pillars guide our approach to the market: Vintage, Crafted, a "Vibe," and Sustainable.


Sip the Caribbean: The Story Behind Uncle Waithley's Vincy ...
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THE SOLUTION
VINTAGE
Uncle Waithley's is rooted in Caribbean heritage, honoring family traditions and the authenticity of island life. Our flavors evoke nostalgia–memories of family gatherings, recipes passed down for generations, and the unmistakable taste of home. Crafted with time-honored techniques and vibrant, fresh ingredients, each sip is a tribute to legacy.
UNCLE
WAITHLEY'S
"Vincy" Brew
GINGER BEER

Inspired by Caribbean traditions and family culinary secrets, Uncle Waithley's is built on legacy.


THE SOLUTION
CRAFTED
Our ginger beer is a labor of love, meticulously crafted in small batches by our founder, and his team of expert bartenders. Using only the finest natural ingredients and unique flavor infusions, we elevate the beverage experience, delivering bold, complex, and sophisticated flavors that stand alone or complement the perfect cocktail.
UNCLE
WAITHLEY'S
"Vincy" Brew
GINGER BEER

Crafted with time-honored techniques blended with modern mixology.


THE SOLUTION


A Vibe
Uncle Waithley's is more than a drink–it's a celebration of the unique energy and rhythm of the Caribbean. There, "vibe" is the atmosphere you create, the way you bring people together. We sometimes refer to this vibe as a "lime." To lime is a way of life – a moment to kick back, socialize, and embrace community. Uncle Waithley's brings a special energy to any lime. We "Spice up the Vibe."
Spice Up Your Vibe!
UNCLE WAITHLEY'S
"Vincy" Brew
GINGER BEER

Uncle Waithley's brings the energy, rhythm, and connection of the Caribbean to every occasion.


THE SOLUTION
SUSTAINABLE
We believe in honoring the land as much as the culture. From sourcing ingredients from local Caribbean farmers to using recyclable packaging and repurposing spent ginger, sustainability is at the core of everything we do. Our commitment to environmental stewardship extends to empowering farmers and preserving the natural beauty of the islands for future generations.
UNCLE WAITHLEY'S
"Vincy" Brew
GINGER BEER

A brand that not only tastes good but does good—for the land, farmers, and future.


WHAT WE HAVE DONE
Won a competition
Black Ambition Prize Competition
Increased our brand profile in the Industry
BCB BAR CONVENT BROOKLYN
summer fancy food show
newtopia now
Winter Fancy Foods
Opened New Markets
Guilford HALL BREWERY
Leveraged capital for maximum impact
Got into some prestigious programs
"On the Verge"
UNFI up next inspiring possibilities
Innovated
• New Packaging • Reduced sugar
• Launched Sorrel & Pineapple
Increased Opperational Capability
Steve Olson Strategic Advisor
FamousFoods 3PL
forecastr planning
tax & financial management
GIANNUZZI GROUP LLP legal
TQL shipping/freight

Over the last 18 months, we leveraged the start-up capital we received to build a strong foundation for growth. We are now poised for continued expansion.


POISED FOR SIGNIFICANT SCALE IN 2025
Whole Foods Market Partnership
UNCLE WAITHLEY'S
"Vincy" Brew
GINGER BEER
2022
13 STORES
2023-24
59 STORES
2025
227 STORES
FUTURE
500+ STORES



Our potential for growth is evident in the scale we've achieved with Whole Foods Market in the last three years. Our velocity and performance led to an equity investment from WFM in July of 2024.

Future projections are not guaranteed.


SIGNIFICANT DISTRIBUTION GAINS IN 2025
NORTHEAST
Retail
On-Premise
Dora's NATURALS
SKURNIK
One of
40
Exclusive
Partner Brands
Opens doors to
2,500
high-end bars
and restaurants
4,000
Accounts
NATIONAL
Retail
On-Premise
UNFI
BETTER FOOD. BETTER FUTURE.
Guilford
HALL BREWERY
Access to over
30,000
retail customers
with expanded
distribution
COMMUNITY

We have also secured partnerships with retail and on-premise focused distributors, unlocking thousands of accounts. These distributors are all highly selective and specialized and winning a spot in their portfolios is a unique opportunity.


THE PROJECTION
$4.95M
CAGR 98%
$1.4M
$33k
$143k
$222k
$305k
2022
2023
2024
2025
2026
2027
Revenue

With strong distribution and velocity, we're on track for massive revenue growth.

Future projections are not guaranteed.


THE ASK
Sales Team
Key Hires
• On-Premise and
Off-Premise
Raising
Capital
to
Accelerate
Growth
Retail
Support
• Sales Materials, Retail
Specific Packaging,
and POS
Social Media,
Influencers
& PR
• Drive brand awareness
and consumer engagement
Retail
Execution
• Enhancing in-store velocity
with demos, pricing strategies
and merchandising
Join Us in Fueling This Next Stage

The money we are raising will allow us to make investments in sales and marketing that will accelerate our growth and allow us to continue to scale.


POTENTIAL EXITS
Multinational Conglomerates
Constellation Brands
Constellation Brands
• Acquired TÖST
• $100 million investment commitment over the course of the next decade in diverse owned brands
Pernod Ricard
Pernod Ricard /Convivialité Ventures
• Launched a new division to create a NA portfolio
• Acquired Ceder's Distilled NA brand
Coca-Cola
Coca Cola
• Partnered with Jack Daniels for Cola RTD
• Purchased Topo-Chico for $220 million in 2017
• Launched Coca Cola Spiced in Feb 2024
PEPSICO
PepsiCo
• Invested $550M in Celsius in 2022 - functional beverages
• Acquired KeVita to expand in probiotics and kombucha
• Acquired Siete Foods for $1.2B in 2024 (multicultural flavors)
• Nearing $1.5 billion deal for soda brand Poppi
MOLSON COORS beverage company
Molson Coors
• Aggressive in slate of alc-alternative brands - Roxie Zero-proof, ZOA Energy
Private Equity Firms
VMG
VMG Holdings
• Launched The Parity Collective - Invests in early-stage BIPOC-founded businesses poised to become iconic consumer brands
Emerging Powerhouse Brands
UNCLE NEAREST
Uncle Nearest
• Acquired a vodka and a cognac last year and is actively pursuing growth deals
CELSIUS
Celsius Holdings
• Evolving growth startegy now includes aquisitions like $1.8B purchase of Alani Nutrition (Feb 2025)

Potential exit opportunities for Uncle Waithley's span a range of strategic buyers, including multinational conglomerates, private equity firms, and emerging powerhouse brands. Companies like Molson Coors and Constellation Brands are actively expanding their portfolios with alcohol-alternative beverages and have committed substantial investments towards diverse-owned brands, making them attractive potential acquirers. Private equity firms such as VMG Holdings and Pernod Ricard's Convivialité Ventures, through initiatives like The Parity Collective, specifically target early-stage BIPOC-founded companies. Beverage giants Coca-Cola and PepsiCo have demonstrated significant interest in acquiring innovative beverage brands, illustrated by acquisitions like Topo-Chico, KeVita, and Siete Foods. Additionally, fast-growing companies like Celsius Holdings have shown aggressive growth strategies in functional beverages, highlighting further compelling exit possibilities.

Future projections are not guaranteed.


THE TEAM
Karl Franz Williams
Founder, CEO
Monica Freeman-Greene
Co-founder,
VP Organizational Strategy
Michael McConnell
Co-founder,
VP Marketing & Culture
Scott Parker
Co-founder, Advisor

We hope you will join us on our journey as we bring our Caribbean flavor and celebration of family and legacy to more shelves and bars around the country.

Let's GO!